BUTTERFIELD ANNOUNCES NEW $125 MILLION SHARE REPURCHASE PROGRAM
Hamilton, Bermuda—December 3, 2019: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced that its Board of Directors has approved a new $125 million ordinary share repurchase program (“the Program”) pursuant to which the Bank is authorized to purchase up to 3.5 million ordinary shares of the Bank through February 28, 2021.
Michael Collins, Chairman and Chief Executive Officer said: “Having the flexibility to repurchase shares is an important aspect of our capital management strategy, complementing our quarterly cash dividend payments and maintaining the ability to support organic growth and make strategic acquisitions in our core markets. We see significant value in repurchasing Butterfield shares and appreciate the confidence and support of the Board with this new authorization.”
The timing and amount of any share repurchases will be determined by Bank management based on its evaluation of market conditions and other factors that include, but are not limited to Butterfield’s share price and the availability of alternative capital investments. Repurchases under the new share repurchase program may be made in the open market or through privately negotiated transactions, including under US SEC Rule 10b5-1 plans, and will be made in accordance with applicable laws and regulations.
This new Program will come into effect following the completion of the current 2.5 million share repurchase authorization that was announced on December 6, 2018, which currently has approximately 225,000 shares remaining.
-ENDS-

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include, without limitation, statements with respect to the terms, timing, logistics and conditions of the repurchase program and the Bank’s utilization of the repurchase program, as well as statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, the successful completion and integration of acquisitions (including the recently closed acquisition of ABN AMRO (Channel Islands) Limited) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at http://www.sec.gov. Except otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Media Relations Contact:
Mark Johnson
Vice President, Group Head of Communications
The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624
Cellular: (441) 524 1025
E-mail: mark.johnson@butterfieldgroup.com

Investor Relations Contact: Noah Fields Vice President, Investor Relations The Bank of N.T. Butterfield & Son Limited Phone : (441) 299 3816 E-mail : noah.fields@butterfieldgroup.com